CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

10 April 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	05/04/2007
REG-Catlin Group Limited Directorate Change	05/04/2007
REG-Catlin Group Limited Director/PDMR Shareholding	04/04/2007
REG-Catlin Group Limited Notification of Interest	04/04/2007

Yours faithfully,

Pramila Bharj
Enc

Dw 4/18

REG-Catlin Group Limited Notification of Interest
Released: 04/04/2007

RNS Number:4428U
Catlin Group Limited
04 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Catlin Group Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

   The Cypress Group

4. Full name of shareholder(s) (if different from 3.) :

   a) CMBP II (Cayman) Catlin Ltd
   b) CMBP II Parallel (Cayman) Catlin Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   28 March 2007

6. Date on which issuer notified:

   3 April 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details: Sale of an aggregate of 13,753,349 shares in the issuer by the Cypress Group through CMBP II (Cayman) Catlin Ltd and CMBP II Parallel (Cayman) Catlin Ltd

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
$0.01 common shares ISIN BMG196F11004	a) 13,045,373 b) 707,976	a) 13,045,373 b) 707,976

Resulting situation after the triggering transaction

Class/type of shares if   Number of   Number of voting   % of voting

possible using the ISIN CODE	shares	rights		rights	
	Direct	Direct	Indirect	Direct	Indirect
ISIN BMG196F11004	a) 0 b) 0	a) 0 b) 0		a) 0 b) 0	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
0	0

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

CMBP II (Cayman) Catlin Ltd - 13,045,373
CMBP II Parallel (Cayman) Catlin Ltd- 707,976

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Cypress continues to have an interest in 4,414,194 warrants, which are held through CMBP II (Cayman) Catlin Ltd and CMBP II Parallel (Cayman) Catlin Ltd.

14. Contact name:

William Spurgin

15. Contact telephone number:

020 7626 0486

END
HOLILFIESAISIID

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 04/04/2007

RNS Number:4451U
Catlin Group Limited
04 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

GENE LEE (A DIRECTOR OF CATLIN GROUP LIMITED AT THE DATE OF THE TRANSACTION BUT WHO RESIGNED AS A DIRECTOR ON 30.03.07)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THE CYPRESS GROUP BEING AN ENTITY CONNECTED TO GENE LEE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

CMBP II (CAYMAN) CATLIN LTD AND CMBP II PARALLEL (CAYMAN) CATLIN LTD

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

COMMON SHARES OF $0.01 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

REGISTERED NAME	SHARES HELD
CMBP II (CAYMAN) CATLIN LTD	NIL
CMBP II PARALLEL (CAYMAN) CATLIN LTD	NIL

8. State the nature of the transaction

DISPOSAL OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

REGISTERED NAME	SHARES DISPOSED
CMBP II (CAYMAN) CATLIN LTD	13,045,373
CMBP II PARALLEL (CAYMAN) CATLIN LTD	707,976
TOTAL COMMON SHARES	13,753,349

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

5.5%

13. Price per share or value of transaction

500 PENCE PER SHARE

14. Date and place of transaction

28 MARCH 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

3 APRIL 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be

fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

THE CYPRESS GROUP TOGETHER WITH CMBP II (CAYMAN) CATLIN LTD AND CMBP II PARALLEL (CAYMAN) CATLIN LTD HOLDS WARRANTS TO PURCHASE 4,414,194 COMMON SHARES

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM, ASSISTANT COMPANY SECRETARY

Date of notification

4 APRIL 2007

END

END
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REG-Catlin Group Limited Directorate Change
Released: 05/04/2007

RNS Number:5136U
Catlin Group Limited
05 April 2007

KENNETH GOLDSTEIN, ALTON IRBY PROPOSED
FOR APPOINTMENT TO CATLIN BOARD OF DIRECTORS

HAMILTON, Bermuda - The Board of Catlin Group Limited ('CGL': London Stock Exchange), the international specialty property/casualty insurer and reinsurer, announces the proposed appointment of Kenneth Goldstein and Alton F. Irby III as Independent Non-Executive Directors of the Company. The appointments are subject to approval by shareholders at the Company's Annual General Meeting, to be held on 24 May 2007.

Kenneth Goldstein has held numerous senior positions in the US insurance industry over the past 30 years. He was President and Chief Executive Officer of Universal Underwriters Group until his retirement in 1999. He also was Executive Vice President of St Paul Fire & Marine Insurance Company and President of Swett & Crawford Management Co., and he held various management positions at American International Group Inc. He previously was a Director of DirectFac Inc and was a member of the advisory board of American Wholesale Insurance Group.

Alton Irby has had a distinguished career in the investment banking and insurance sectors. He was a Founding Partner of Hambro Magan Irby, a privately held investment bank, Chairman and CEO of National Westminster Global Investment Banking, Chairman and CEO of Hawkpoint Partners and Founding Partner of Tricorn Partners. He is currently Chairman and Founding Partner of London Bay Capital, a private equity firm based in San Francisco. He is Chairman of ContentFilm plc, and he also serves as a Director of McKesson Corp., McKesson UK Ltd., Centaur Media Group, Penumbra Ltd. and Edmiston & Co. He spent the early part of his career with US insurance broker Fred S. James & Company, was subsequently Chairman of Lloyd's broker Wigham Poland and was ultimately appointed Deputy Chairman of Sedgwick Group Limited.

As previously announced, Jonathan Kelly will retire from the Board of Directors at the conclusion of the Annual General Meeting, as the entitlement under the Group's Bye-laws for his appointing shareholder to maintain a Director in office will have lapsed. In addition, Richard Haverland is retiring from the Board, effective at the conclusion of the Annual General Meeting.

Sir Graham Hearne, chairman of Catlin Group Limited, said:

"I am delighted to announce the proposed appointment of Kenneth Goldstein and Alton Irby to the Catlin Board. Ken and Alton have a wealth of experience in insurance and investment banking, and the Group will benefit greatly by the addition of their expertise and independent viewpoints. I would also like to thank Jonathan Kelly and Richard Haverland for their many contributions to the Group's success."

Director Declaration:

Catlin Group Limited has been notified that there are no details to be disclosed pursuant to Rule 9.6.13 of the Listing Rules in respect of Mr Goldstein. Mr Goldstein holds 7,500 common shares in the capital of the Company.

Pursuant to Rule 9.6.13 (1) of the Listing Rules, Catlin Group Limited has been notified that Mr Irby is a director of McKesson Corporation (US), Centaur Media plc and ContentFilm Plc.

The Company confirms that there is no further information relating to Mr Irby which is required to be disclosed under Rule 9.6.13 of the Listing Rules.

- ends -

For more information contact:

Media Relations:
James Burcke,
Head of Communications, London
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Liz Morley, Maitland
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Investor Relations:
William Spurgin,
Head of Investor Relations, London
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide through four underwriting platforms and an international network of offices. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer to acquire Wellington Underwriting plc was declared unconditional. Combined, Catlin and Wellington underwrote gross premiums of US$2.7 billion and produced net income of US$428.5 million. At 31 December 2006, Catlin's total assets amounted to US$8.8 billion and stockholders' equity amounted to US$2.0 billion.

3. Catlin's four underwriting platforms are:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a recognised leader of numerous classes of specialty insurance and reinsurance. The Catlin Syndicate is the largest at Lloyd's in 2007 based on premium capacity of £1.25 billion.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which is a leading participant in the Bermuda market, underwriting a diversified portfolio of property treaty, casualty treaty, political risk and terrorism, and structured risk coverages.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients through a network of regional offices. It also writes other classes of business written by the Catlin Syndicate.

   - Catlin US, which encompasses Catlin's operations based in the United States. Catlin US underwrites a wide variety of specialty property/ casualty insurance and reinsurance products from more than 15 offices.

4. Catlin's international network of offices allows the Group to diversify further its risk portfolio and to work more closely with local policyholders and brokers. Besides its offices in the UK, US and Bermuda, Catlin operates offices in Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Guernsey, Germany (Cologne), Belgium (Antwerp), France (Paris), Spain (Barcelona), Switzerland (Zurich) and Austria (Innsbruck).

END
BOAUUUWCCUPMGPA

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 05/04/2007

RNS Number:5311U
Catlin Group Limited
05 April 2007

Catlin Group Limited

5 April 2007

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES' SHAREHOLDINGS

This is to announce a change in shareholding by a "Connected Person" to Jonathan Kelly, a Non-Executive Director.

Pursuant to the terms of a Warrant Instrument entered into by Catlin Group Limited (the "Company") on 4 July 2002 (as amended), each of Capital Z Catlin Investments, Ltd, Capital Z Catlin Private Investment, Ltd and Capital Z Investments, LLC (together "CapitalZ") exercised warrants granted to them resulting in the issue today of 2,852,965 common shares of $0.01 each in the capital of the Company ("Common Shares"). CapitalZ is a connected person to Jonathan Kelly.

The warrants have an exercise price of $5 per share and were exercised on a net of exercise price basis under the terms of the Warrant Instrument. The number of Common Shares issued to each CapitalZ entity as a result of the exercise of the warrants is as follows:

Name	Number of Common Shares subject to Warrants	Number of Common Shares issued
Capital Z Catlin Investments, Ltd	3,302,460.1406	1,660,438
Capital Z Catlin Private Investment, Ltd	17,593.5305	8,845
Capital Z Investments, LLC	2,354,236.5591	1,183,682

This announcement is made in accordance with Disclosure Rule 3.1.4 R (1)(a).

Following the issue of the new Common Shares, the Company's issued share capital is 252,908,036 Common Shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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END